NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Southern Company (The)

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Southern Company (The) [NYSE:SO]: Due to the Company’s Failure to Implement Independent Board Leadership, Set Adequate Net-Zero by 2050 Targets, Fully Realign Investment Plans to Limit Global Warming to 1.5°C, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Chair/CEO Thomas A. Fanning (Item 1e).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. The responsibility for failure to align company plans to 1.5°C pathways rests with board leadership, and this failure is exacerbated at Southern by a board chair who is also the CEO. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Southern Company (“SO”) is the fifth largest generator of electricity, the third largest emitter of carbon dioxide, and the fourth largest user of coal to generate electricity among investor-owned U.S. electric utilities. As of 2018, Southern depended on fossil fuels to generate 78% of its electricity.1 Southern is among the 167 target companies named by Climate Action 100+ as one of the largest global emitters and “key to driving the global net-zero emissions transition.”2

The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,3 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. Failure to set adequate decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set adequate net-zero targets

Net-zero commitment by no later than 2050 for power production	✓
Net-zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Robust interim targets of at least 80% by 2030 or at least 3% per year on a straight-line basis between 2019-2030	X

Southern Company announced a net-zero by 2050 commitment for electricity production and gas in 2020.4 However, the company’s commitment does not cover Scope 3 emissions from the burning of gas by customers of its gas distribution business,5 and excludes or is unclear about the coverage of purchased power. According to Climate Action 100+, Southern’s net-zero ambition does not cover the most relevant Scope 3 emissions categories for its sector.6

Its operating subsidiaries in Alabama and Georgia have told state officials that they are not taking the company’s net-zero goal into account in their system planning.7 Projects that burn gas will continue to provide 39% of Southern’s nameplate capacity in 2050, with emissions offset by “negative carbon concepts”8 not yet ready to be deployed at scale. The company’s interim target of a 50% reduction in emissions from power production by 2030, from a 2007 baseline, is equivalent to only 0.8% per year reduction between 2019 and 2030.9

Capital allocation and investment plans not aligned with 1.5°C pathways

Firm plan to phase out coal by 2030	X
Limited investment in new gas generation planned	X

According to the Sierra Club, Southern has committed to retire only 7% of its coal generation by 2030. Southern is forecast to generate 40.5 million MWh of electricity by burning coal in 2030 based on the typical usage of those assets.10 Southern has firm plans to add 1,452 MW of additional gas capacity by 2030.11

In April 2021, Southern Company subsidiary Mississippi Power filed its 2021 Integrated Resource Plan (IRP) with the state Public Service Commission (PSC). The IRP includes the planned closure of 500 MW of coal capacity associated with the Daniel Coal Plant by 2027, as required by the state regulator.12 According to the Sierra Club analysis cited above, Mississippi Power accounts for 2% of Southern’s overall coal generation as of 2019; therefore these additional closures will not substantially change the remaining coal generation expected in 2030 for the company.13 According to Southern’s accompanying presentation to the PSC, the company’s overall cumulative build of gas generation between 2021 and 2040 is greater than 10GW in capacity across all 10 scenarios modeled.14

According to Climate Action 100+, Southern does not meet its criteria for capital allocation alignment.15

Misalignment of policy influence activities with net-zero commitment and 1.5°C pathways

Alignment of policy influence activities with net-zero target and limiting warming to 1.5°C	X

According to InfluenceMap, Southern has “actively lobbied against US climate change regulation in key policy areas such as carbon taxation and renewable energy” and “its stance on climate-related regulation and the transition of the energy mix remain largely at odds with Intergovernmental Panel on Climate Change (IPCC) guidance.”16 Southern has lobbied or litigated against the Clean Power Plan, Mercury and Air Toxics Standards, Cross State Air Pollution Rule, Coal Combustion Residual rules, and the Paris Climate Accord, among others.17 It was a major undisclosed donor to a trade group, Utility Air Regulatory Group (UARG), which coordinated utility litigation against toxic pollution controls.18 UARG was the subject of a 2019 congressional investigation related to the rollback of Clean Air Act regulations.19

At its 2020 annual meeting, Southern shareholders demonstrated substantial support for an annual report on the company’s lobbying activities, with 28% of shares voted in favor of enhanced disclosure.20 Shareholders specifically requested a report of a) payments by Southern or its subsidiaries used for direct lobbying, indirect lobbying or grassroots lobbying communications, and b) Southern’s membership in and payments to any tax-exempt organization that writes and endorses model legislation at the company's 2020 annual meeting.21 The resolution also received the support of proxy advisor Institutional Shareholder Services (ISS).22 Despite this, Southern has not provided the requested report, nor improved its Lobbying-Related Activities policy, which was last modified in 2012.23 The company’s 2020 Lobbying-Related Activities disclosures, which are limited to payments to trade associations over $50,000, are not yet available on its website.24

According to Climate Action 100+, Southern does not meet any of the criteria for climate policy engagement alignment.25

Independent board leadership

Last year, a proposal for an Independent Board Chair also received substantial support from Southern’s shareholders, with 22% of shares voted in favor.26 The vote for an Independent Board Chair was flagged as a key resolution by the Climate Action 100+ initiative in the 2020 Proxy Season.27 The proponents noted the importance of independent board leadership in “oversee[ing] the strategic transformation necessary for Southern to capitalize on the opportunities available in the transition to a low carbon economy.”28

This year, Southern Company’s statement on "Board Leadership Structure" in its 2021 Proxy Statement29 falls short of addressing necessary efforts to align the company's activities with a 1.5°C scenario and the company’s net-zero commitment. The statement only commits the Board to undertake a review of its leadership structure and assess whether its current construction supports the company's long-term decarbonization plans. The statement does not indicate that the Board is undertaking greater oversight of or action on emissions reductions efforts.

Furthermore, Southern neither commits to address underlying concerns regarding the scope or pace of decarbonization efforts in its proxy statement, nor commits to dedicate Board resources to oversee a transition that would align the company's operations and political activity with the goals of the Paris Agreement.

Finally, the current Lead Independent Director, Steven Specker, has not been renominated at Southern’s 2021 annual meeting, and the Board has not yet elected a new Lead Independent Director.30

Conclusion: Southern Company has failed to set adequate net-zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so. Therefore, we recommend that shareholders vote AGAINST Chair/CEO Thomas A. Fanning (Item 1e) on May 26, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.31 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards that have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Electricity generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.32 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy, and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Target setting

According to the IPCC, decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C.33 A review of these pathways by the Carbon Disclosure Project, on behalf of the Science-based Targets Initiative (SBTI), found that sector emissions must fall between 70-92% between 2020 and 2035, and approach zero by 2040-2045. SBTI does not currently allow for negative emissions, for example from carbon dioxide removal technologies, in assessing science-based targets.34

Investors have made clear that utilities and their boards must make commitments to reduce their emissions to net-zero no later than 2050. In assessing the credibility and robustness of net-zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

Net-zero commitments should also incorporate interim targets and milestones that prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Finally, robust net-zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid short term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicators 1-4[35]
-	Science-Based Targets Initiative[36] (SBTI), Companies list[37] and Sector Guidance[38]
-	Carbon Disclosure Project[39] (CDP), search company survey responses[40]

Capital allocation and investment

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According to multiple studies, U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C.41 Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace than operate. For regulated utilities, shareholders will bear these costs if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.42

With respect to gas generation, substantial expansion of capacity without carbon capture and storage (CCS) is not compatible with limiting warming to 1.5°C. According to the IPCC, in pathways that result in limited to no overshoot and limit the use of carbon removal technologies, fossil gas as a share of primary energy sources must fall 20-25% by 2030.43 One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally with no need for any additional fossil gas generation plants by 2035.44 According to Deloitte, existing gas generation capacity, “accounts for most of the undepreciated value of US fossil fuel capacity,” making it the largest source of potential stranded asset risk to utilities and their investors.45 Any future for gas generation beyond 2050 will only be possible with CCS, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive.46 Investors should consider whether utilities are proposing substantial expansion of gas generation in assessing the alignment of capital allocation plans with limiting warming to 1.5°C.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 6[47]
-	Carbon Tracker[48], Company Profiles: Utilities[49]
-	Sierra Club, Dirty Truth report[50] and Data Dashboard[51]

Policy influence

Utilities must fully align their policy influence activities, including political spending and lobbying, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 7[52]
-	Influence Map[53], List of companies and influencers[54]
-	Energy and Policy Institute[55] (EPI)

1 https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts

2 https://www.climateaction100.org/whos-involved/companies/

3 https://mjbradley.com/content/emissions-benchmarking-maps

4https://www.prnewswire.com/news-releases/southern-company-announces-transition-to-net-zero-carbon-emissions-goal-301066297.html

5https://www.cdp.net/en/formatted_responses/responses?campaign_id=70692136&discloser_id=854912&locale=en&organization_name=The+Southern+Company&organization_number=18951&program=Investor&project_year=2020&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F6sc15v4h%2F87585&survey_id=68887525, See Sections C4 and C6.5

6 https://www.climateaction100.org/company/the-southern-company/ at Sub-indicator 1.1B

7 https://www.energyandpolicy.org/mississippi-power-unneeded-coal-and-gas-plants/

8 https://www.southerncompany.com/content/dam/southerncompany/pdfs/clean-energy/Net-zero-report.pdf, at 15, 24.

9 https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/

10 See “Parent company report card - Southern Company” https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Parentdash

11 Ibid.

12 https://www.utilitydive.com/news/mississippi-power-to-retire-976-mw-of-fossil-fuels-by-2027/598691/

13 See “Parent company report card - Southern Company” and “Operating company report card - Mississippi Power” Mississippi Power had 1.0 million MWh coal generation in 2019, while Southern Company overall had 43.8 million MWh in coal generation in 2019 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

14 Including Combustion Turbine (CT), with and without Selective Catalytic Reduction (SCR), and Combined Cycle (CC), with and without carbon capture and compression (CCC) https://assets.documentcloud.org/documents/20615069/mississippi-power-2021-irp-technical-conference-slides.pdf at 45

15 https://www.climateaction100.org/company/the-southern-company/ at Indicator 6

16 https://content.influencemap.org/company/Southern-Company

17 https://www.energyandpolicy.org/utility-climate-policy/

18 https://www.politico.com/story/2019/02/20/epa-air-pollution-regulations-wehrum-1191258

Matt Kasper, “As utilities flee newly scandalous UARG, remaining members make dishonest claims about its purpose,” Energy and Policy Institute, August 23, 2019. https://www.energyandpolicy.org/utilities-flee-utility-air-regulatory-group-amid-scandal-and-investigations

19 https://energycommerce.house.gov/newsroom/press-releases/ec-leaders-launch-investigation-of-secretive-front-group-uarg-and-its-ties

20 https://www.sec.gov/ix?doc=/Archives/edgar/data/92122/000009212220000050/so8-k2020shareholdermt.htm

21 https://www.sec.gov/Archives/edgar/data/0000092122/000120677420001156/so3664831-def14a.htm#Item5ProposalRegardingaReportonLobbying

22 accessed via https://www.proxyinsight.com/

23 https://s2.q4cdn.com/471677839/files/doc_downloads/list/Overview_of_Policies_and_Practices_for_Lobbying-Related_Activities.pdf

24 Website last accessed April 21, 2021 https://investor.southerncompany.com/information-for-investors/corporate-governance/political-contributions/default.aspx

25 https://www.climateaction100.org/company/the-southern-company/ at Indicator 7

26 https://www.sec.gov/ix?doc=/Archives/edgar/data/92122/000009212220000050/so8-k2020shareholdermt.htm

27 https://web.archive.org/web/20200902054348/https://climateaction100.wordpress.com/proxy-season-2020/

28 https://www.sec.gov/Archives/edgar/data/0000092122/000120677420001156/so3664831-def14a.htm#Item4ProposalRegardinganIndependentBoardChair

29 https://www.sec.gov/Archives/edgar/data/92122/000120677421001083/so3828771-def14a.htm at 37

30 https://www.sec.gov/Archives/edgar/data/92122/000120677421001083/so3828771-def14a.htm at 38

31 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

32 U.S. Energy Information Administration, “What are U.S. energy-related carbon dioxide emissions by source and sector?” Updated May 26, 2020. Note: Emissions for the industrial, residential, commercial, and transportation sectors exclude those from electric power to avoid double counting. https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

33 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, Section 2.3.2.1 https://www.ipcc.ch/sr15/chapter/chapter-2/

34 Carbon Disclosure Project; Science-Based Targets Initiative, “Setting 1.5°C-Aligned Science-Based Targets: Quick Start Guide for Electric Utilities,” June 2020, pp. 6-8 https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

35 https://www.climateaction100.org/whos-involved/companies/

36 https://sciencebasedtargets.org/

37 https://sciencebasedtargets.org/companies-taking-action

38 https://sciencebasedtargets.org/sectors

39 https://www.cdp.net/en

40 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

41 James, H. Williams, et al, “Carbon-Neutral Pathways for the United States,” AGU Advances, January 14, 2021, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284; Princeton Environmental Research, “Big but affordable effort needed for America to reach net-zero emissions by 2-5-, Princeton study shows,” December 15, 2020, https://environmenthalfcentury.princeton.edu/research/2020/big-affordable-effort-needed-america-reach-net-zero-emissions-2050-princeton-study; Climate Analytics, “Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C,” September 2019, p.15, https://climateanalytics.org/media/report_coal_phase_out_2019.pdf

42 Energy Innovation, “The Coal Cost Crossover: Economic Viability of Existing Coal Compared to New Local Wind and Solar Resources,” March 2019 https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf

43 Intergovernmental Panel on Climate Change, Special Report: Global Warming of 1.5°C, Summary for Policymakers, Figure SPM.3B: Characteristics of four illustrative model pathways, https://www.ipcc.ch/sr15/chapter/spm/

44 University of California Berkeley, Goldman School of Public Policy, “2035 The Report: Plummeting Solar, Wind, and Battery Costs Can Accelerate Our Clean Energy Future,” June 9, 2020 http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1

45 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

46 Stanley Porter, et al, “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” September 21, 2020, see tex accompanying footnotes 20-22 https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

47 https://www.climateaction100.org/whos-involved/companies/?

48 https://carbontracker.org/

49 https://carbontracker.org/company-profiles/

50 https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

51 https://public.tableau.com/profile/john.romankiewicz#!/vizhome/Utilitydashboard/Story1

52 https://www.climateaction100.org/whos-involved/companies/

53 https://influencemap.org/index.html

54 https://influencemap.org/filter/List-of-Companies-and-Influencers#

55 https://www.energyandpolicy.org/